UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.

(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Completion of SEC Review of Form 20-F

Caesarstone Sdot-Yam Ltd. (the “Company”) previously disclosed in a Form 12b-25 filing made on May 1, 2014 that it had delayed filing its annual report on Form 20-F for the year ended December 31, 2013 because of an outstanding comment from the staff of the Securities and Exchange Commission (the “SEC”) regarding the Company’s choice of the U.S. dollar as its functional currency commencing on July 1, 2012.  The SEC staff has informed the Company that it has completed its review and does not object to the Company’s selection of the U.S. dollar as its functional currency.  Accordingly, there will be no change to the results of operations previously disclosed by the Company and the Company intends to file its annual report on Form 20-F for the year ended December 31, 2013 in the coming days.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

By:	/s/ Michal Baumwald-Oron
Name: Michal Baumwald-Oron
Title: General Counsel

Date: May 7, 2014

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